Exhibit (a)(5)(B)

Transom Capital Commences Friendly Tender Offer for All Outstanding Common Shares of SigmaTron International at $3.02 Per Share

Board of Directors of SigmaTron International Unanimously Recommends Stockholders
Tender their Shares into the Transom Offer

June 26, 2025

LOS ANGELES, June 26, 2025/PRNewswire/ -- Transom Capital Group, LLC (“Transom”), an operationally focused middle-market private equity firm, today announced that it has commenced a cash tender offer to acquire all outstanding shares of common stock of SigmaTron International, Inc. (NASDAQ: SGMA) (the “Company” or “SigmaTron”), an electronic manufacturing services company, at a price of $3.02 per share in cash. The tender offer is being made in connection with the previously announced Agreement and Plan of Merger, dated May 20, 2025 (as amended or supplemented from time to time, the “Merger Agreement”).

“We are excited to launch our tender offer today and deeply value the unanimous support of SigmaTron's Board of Directors, which reflects their confidence in this transaction,” said Russ Roenick, Co-Founder and Managing Partner of Transom. “This offer provides certainty of value and immediate significant liquidity to SigmaTron stockholders, while underscoring our commitment to the Company's long-term success. Upon successful completion of the tender offer, we look forward to partnering with SigmaTron to build on its legacy and drive its next chapter of growth.”

Transom Offer Unanimously Recommended by SigmaTron Board of Directors

The SigmaTron Board of Directors (the “SigmaTron Board”) unanimously determined that the offer and the merger are advisable and in the best interest of SigmaTron and its stockholders and recommends the stockholders tender their shares to Transom. The SigmaTron Board, with the assistance of its management team and advisors, engaged in a comprehensive review of a range of financial and strategic alternatives and engaged with over thirty parties to determine interest in a transaction. The SigmaTron Board also reviewed a proposal submitted by a third party following the announcement of the Merger Agreement. The third party subsequently communicated to the Company that it was no longer pursuing a transaction and withdrew its proposal.

Cash Consideration Provides Immediate Liquidity and Certainty of Value

The SigmaTron Board took into account various factors, including, among other things, the potential risks related to SigmaTron’s significant level of indebtedness and the terms of such indebtedness, in its determination, as described further in SigmaTron’s Schedule 14D-9 (as defined below). The SigmaTron Board believed the certainty of value provided by the $3.02 cash offer and the timing in which the transaction could be consummated, among other things, was in the best interests of SigmaTron’s stockholders.

Tender Offer Details

On June 26, 2025 Transom filed with the U.S. Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO, including an offer to purchase and letter of transmittal (the “Schedule TO”), which sets forth the terms of the tender offer. Additionally, SigmaTron filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 (the “Schedule 14D-9”) that includes the recommendation of the SigmaTron Board that SigmaTron stockholders accept the tender offer and tender their shares.

The tender offer is scheduled to expire at one minute after 11:59 p.m., Eastern Time on July 24, 2025, unless extended in accordance with the terms of the tender offer and Merger Agreement. Consummation of the tender offer is subject to customary terms and conditions, including the tender of a number of shares of common stock of SigmaTron which represents at least a majority of the voting power of SigmaTron and the satisfaction of other customary closing conditions. Following the successful closing of the tender offer, Transom will acquire any shares of SigmaTron that are not tendered in the tender offer through a second-step merger for the same consideration as paid in the tender offer.

The complete terms and conditions of the tender offer are set forth in the Schedule TO, including the offer to purchase and a letter of transmittal, which have been filed with the SEC and are being mailed to SigmaTron’s stockholders together with the Schedule 14D-9. A copy of these documents may be obtained at the website maintained by the SEC at www.sec.gov.

D.F. King & Co., Inc. is acting as information agent for Transom in the offer. Equiniti Trust Company, LLC is acting as the depositary and paying agent in the offer. Requests for documents and questions by stockholders relating to the offer may be directed to D.F. King & Co., Inc. by telephone at (877) 732-3613 (toll-free).

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. It is also not a substitute for the tender offer materials that Transom Axis AcquireCo, LLC (“Parent”) and Transom Axis MergerSub, Inc., an affiliate of Transom (“Merger Sub”) have filed and may in the future file with the SEC. Parent and Merger Sub have filed tender offer materials on Schedule TO with the SEC, and the Company has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AND ANY OTHER RELEVANT DOCUMENTS FILED BY THE COMPANY, PARENT OR MERGER SUB CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY THE COMPANY’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Free copies of these materials are available to the Company’s stockholders by visiting the Company’s website (https://sigmatronintl.com/investors/). In addition, these materials (and all other documents filed by the Company, Parent and Merger Sub with the SEC) are available at no charge on the SEC’s website (www.sec.gov). The information contained in, or that can be accessed through, the Company’s or Transom’s respective websites is not a part of this communication or incorporated by reference herein.

About Transom Capital Group

Transom is a leading operationally-focused private equity firm that thrives in complexity, specializing in identifying and unlocking value in the middle market. Founded in 2008 and headquartered in Los Angeles, Transom has established a strong track record across various economic cycles by employing a time-tested, operationally intensive strategy to drive transformative outcomes. Transom’s expertise spans corporate carve-outs, lender-owned businesses, undervalued public companies, and other complex situations requiring speed, flexibility, and precision. Supported by a large in-house operations team, Transom delivers tailored solutions backed with functional expertise to help companies unlock their full potential.

Transom’s sector-flexible approach is grounded in pattern recognition, value creation, and disciplined execution. The firm provides not only capital, but also the tools, insights, and operational capabilities necessary to accelerate performance and create long-term value.

For more information, visit www.transomcap.com.

Media Contacts

FGS Global for Transom Capital
transomcapital@fgsglobal.com